October 7, 2011

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549

RE:	Forward Funds
File Nos. 033-48940/811-06722
Form N-1A Post-Effective Amendment No. 87

Dear Sir or Madam,

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Trust”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 87 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 87 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (the “Amendment”).

The Amendment is being filed to add the Forward Floating NAV Short Duration Fund (the “Fund”) as a new series of the Trust. The Amendment contains three Prospectuses (one applicable to Investor Class and Institutional Class shares of the Fund, one applicable to Class C and Class M shares of the Fund and one applicable to Class Z shares of the Fund) and one combined Statement of Additional Information (applicable to Investor Class, Institutional Class, Class C, Class M and Class Z shares of the Fund).

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act, and it is proposed that the Amendment will become effective on December 31, 2011. The Trust hereby undertakes to file a post-effective amendment pursuant to Rule 485(b) under the 1933 Act on or before the effective date of the Amendment, containing: (i) required exhibits; (ii) completed disclosures; (iii) responses to any comments of the SEC Staff relating to this filing; and (iv) other non-material changes permitted by that Rule.

Please contact David T. Buhler at (720) 917-0864 with any questions or comments.

Sincerely,

/s/ David T. Buhler
David T. Buhler, Esq.

cc:	Mary Curran, Secretary, Forward Funds
Judy M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds
Douglas P. Dick, Partner, Dechert LLP
Matthew Curtin, Dechert LLP

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